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                              December 19, 2022

       Albert Hill IV
       Chief Financial Officer
       Rose Hill Acquisition Corporation
       981 Davis Dr. NW
       Atlanta, GA 30327

                                                        Re: Rose Hill
Acquisition Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Response dated
December 16, 2022
                                                            File No. 001-40900

       Dear Albert Hill IV:

               We have reviewed your December 16, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our
       December 14, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       General

   1. We note your response to our comment number 1. Please revise your proposed risk factor disclosure in future
filings to also include the substance provided in your response letter from December 13, 2022,
so that investors have necessary context to assess the risk you disclose.

             You may contact Ameen Hamady at 202-551-3891 or in his absence, Isaac Esquivel at
       202-551-3395 if you have any questions.
 Albert Hill IV
Rose Hill Acquisition Corporation
December 19, 2022
Page 2

FirstName LastNameAlbert Hill IV                 Sincerely,
Comapany NameRose Hill Acquisition Corporation
                                                 Division of Corporation
Finance
December 19, 2022 Page 2                         Office of Real Estate &
Construction
FirstName LastName